SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 1, 2016

SolarCity Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35758	02-0781046
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3055 Clearview Way, San Mateo, California 94402

(Address of principal executive offices, including zip code)

(650) 638-1028

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

SolarCity Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 31, 2016, by and among the Company, Tesla and D Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Tesla. On August 1, 2016, the Company distributed the following materials with respect to the proposed transactions contemplated by the Merger Agreement, the full text of which are attached hereto as Exhibits 99.1-99.4 and incorporated herein by reference:

•	Letter to Company Employees (Exhibit 99.1)

•	Company FAQ for Employees (Exhibit 99.2)

•	Sample Letter to Customers (Exhibit 99.3)

•	Sample Letter to Vendors and Business Partners (Exhibit 99.4)

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Letter to Company Employees

99.2	Company FAQ for Employees

99.3	Sample Letter to Customers

99.4	Sample Letter to Vendors and Business Partners

Forward Looking Statements

This material or any statements incorporated by reference herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on SolarCity’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by SolarCity and Tesla, all of which are subject to change. In addition, forward-looking statements also consist of statements involving trend analyses and statements including such words as “will,” “may,” “anticipate,” “believe,” “could,” “would,” “might,” “potentially,” “estimate,” “continue,” “plan,” “expect,” “intend,” and similar expressions or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether SolarCity will be able to enter into or consummate the proposed transaction on the terms set forth in Tesla’s proposal; 2) uncertainty as to the actual premium that will be realized by SolarCity stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of SolarCity and Tesla; 4) uncertainty as to the long-term value of Tesla common shares; 5) adequacy of SolarCity’s or Tesla’s risk management and loss limitation methods; 6) the resolution of any claims, investigations or litigation, including the investigation by the U.S. Treasury Department; 7) pricing trends, including SolarCity’s and Tesla’s ability to achieve economies of scale in manufacturing, installation and capital costs; 8) Tesla’s ability to implement its business strategy; 9) adequacy of Tesla’s or SolarCity’s loss reserves; 10) continued liquidity and sufficiency of capital, including capital necessary to consummate the proposed transaction; 11) retention of key executives; 12) intense competition from a number of sources; 13) future regulations and policies affecting SolarCity’s and Tesla’s businesses, such as net energy metering policies; 14) general economic and market conditions; 15) the integration of businesses Tesla may acquire or new business ventures Tesla may start; 16) the success of new product releases by Tesla and SolarCity; 17) the evolving legal, regulatory and tax regimes under which we operate; 18) the expected amount and timing of cost savings and operating synergies; 19) failure to receive the approval of the stockholders of either SolarCity or Tesla; 20) our use of and reliance on U.S. Treasury grants and federal, state and local incentives and tax attributes; 21) the fair market value of our solar energy systems, including amounts potentially payable to our fund investors as a result of decreased fair market value determinations by the U.S. Treasury Department; 22) unpredictability and severity of natural disasters; and 23) other developments in the markets SolarCity and Tesla operate, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents of SolarCity and Tesla on file with the Securities and Exchange Commission. Our SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where To Find It

The proposed transaction will be submitted to the shareholders of each of SolarCity and Tesla for their consideration. Tesla will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of SolarCity and Tesla. Each of SolarCity and Tesla will provide the joint proxy statement/prospectus to their respective shareholders. SolarCity and Tesla also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which SolarCity or Tesla may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on SolarCity’s Investor Relations website (http://investors.solarcity.com) (for documents filed with the SEC by SolarCity) or Tesla’s Investor Relations website (http://ir.tesla.com) (for documents filed with the SEC by Tesla).

Participants in the Solicitation

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla shareholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016. Additional information about SolarCity’s executive officers and directors and Tesla’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARCITY CORPORATION,
a Delaware corporation

By:	/s/ Lyndon Rive
Name:	Lyndon Rive
Title:	Chief Executive Officer

Date: August 1, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to Company Employees

99.2	Company FAQ for Employees

99.3	Sample Letter to Customers

99.4	Sample Letter to Vendors and Business Partners